UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Lone Oak Acquisition Corporation
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

G5693V 105
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. G5693V 105	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON BBS Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 422,925(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 422,925(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,925(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* PN

(1) Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON BBS Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 422,925(1)
		SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 422,925(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,925(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* PN, IA

(1) Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON BBS Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 422,925(1)
		SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 422,925(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,925(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* PN

(1) Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON BBS Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 422,925(1)
		SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 422,925(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,925(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* OO

(1) Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Berke Bakay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 8,927
	6	SHARED VOTING POWER 422,925(1)
		SOLE DISPOSITIVE POWER 8,927
	8	SHARED DISPOSITIVE POWER 422,925(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,852(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12	TYPE OF REPORTING PERSON* IN

(1) Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 7 of 11 Pages

Item 1.
(a)	Name of Issuer:

Lone Oak Acquisition Corporation

(b)	Address of Issuer's Principal Executive Offices:

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong
Item 2.
(a)	Name of Person Filing:	BBS Capital Fund, LP (the “Fund”)
BBS Capital Management, LP (“BBS Management”)
BBS Capital GP, LP (“BBS GP”)
BBS Capital, LLC (“BBS Capital”)
Berke Bakay

(b)	Address of Principal Business Office or if none, Residence:

All filing persons:
4975 Preston Park Boulevard
Suite 775W
Plano, Texas 75093

(c)	Citizenship:	The Fund—Delaware
BBS Management—Texas
BBS GP—Texas
BBS Capital—Texas
Berke Bakay—United States of America

(d)	Title of Class of Securities: Ordinary Shares, $0.001 par value

(e)	CUSIP Number: G5693V105

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

The Fund—422,925. Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by BBS Capital Fund, LP. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 8 of 11 Pages

BBS Management—422,925. Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by BBS Capital Fund, LP. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

BBS GP—422,925. Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by BBS Capital Fund, LP. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

BBS Capital—422,925. Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by BBS Capital Fund, LP. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

Berke Bakay—431,852. Does not include 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned BBS Capital Fund, LP. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) March 24, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods and (iii) their redemption.

The Fund has the sole power to vote and dispose of the shares of Common Stock it holds. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the shares of Common Stock held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the shares of Common Stock held by the Fund and the sole power to vote the 8,927 shares of Common Stock he owns.

(b)	Percent of Class: SASD

The Fund—9.5%. The percentage is calculated based on 4,468,125 ordinary shares outstanding as of February 8, 2012.

BBS Management—9.5%. The percentage is calculated based on 4,468,125 ordinary shares outstanding as of February 8, 2012.

CUSIP No. G5693V 105	13G	Page 9 of 11 Pages

BBS GP—9.5%. The percentage is calculated based on 4,468,125 ordinary shares outstanding as of February 8, 2012.

BBS Capital—9.5%. The percentage is calculated based on 4,468,125 ordinary shares outstanding as of February 8, 2012.

Berke Bakay—9.7%. The percentage is calculated based on 4,468,125 ordinary shares outstanding as of February 8, 2012.
(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

The Fund—422,925
BBS Management—0
BBS GP—0
BBS Capital—0
Berke Bakay—8,927

	(ii)	shared power to vote or to direct the vote:

The Fund—0
BBS Management—422,925
BBS GP—422,925
BBS Capital—422,925
Berke Bakay—422,925

	(iii)	sole power to dispose or to direct the disposition of:

The Fund—422,925
BBS Management—0
BBS GP—0
BBS Capital—0
Berke Bakay—8,927

	(iv)	shared power to dispose or to direct the disposition of:

The Fund—0
BBS Management—422,925
BBS GP—422,925
BBS Capital—422,925
Berke Bakay—422,925

Item 5.	Ownership of Five Percent or Less of a Class:	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:	Not Applicable

Item 8.	Identification and Classification of Members of the Group:	Not Applicable

Item 9.	Notice of Dissolution of Group:	Not Applicable

Item 10.	Certifications:	Not Applicable

CUSIP No. G5693V 105	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
BBS CAPITAL FUND, LP
By: BBS Capital, LLC, its general partner

	By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL MANAGEMENT, LP
By: BBS Capital, LLC, its general partner

	By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL GP, LP

	By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL, LLC

	By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

/s/ Berke Bakay
Berke Bakay

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, $0.001 par value, of Lone Oak Acquisition Corporation, a Cayman Islands exempted company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2012.

BBS CAPITAL FUND, LP
By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL MANAGEMENT, LP
By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL GP, LP

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL, LLC

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

/s/ Berke Bakay
Berke Bakay